UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information Contained in this Report on Form 6-K

On May 20, 2026, Sportradar Group AG (the “Company”) held its annual general meeting. Article 704 of the Swiss Code of Obligations and article 14 of the Company's articles of association stipulate important resolutions, for which a qualified majority of least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented are required. This qualified quorum applies to the agenda item 9. The otherwise relevant simple majority in accordance with article 13 of the Company's articles of association was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions is therefore provided below only for the sake of completeness for the agenda items that are not subject to the qualified majority. For agenda item 7.1, the simple majority was, in accordance with mandatory Swiss law, calculated based on the nominal value of the voted shares. For all other agenda items, the simple majority was calculated based on the number of shares voted (“one share, one vote” principle). The final results of each of the agenda items submitted to a vote of the shareholders are below.

•	Item 1.1: Management Report, Consolidated Financial Statements and Statutory Financial Statements. The shareholders approved the Management Report, Consolidated Financial Statements and Statutory Financial Statements, each for the year ended December 31, 2025. The shareholders approved this item with 918,744,905 votes (99.99% of all shares considered voted) in favor, 15,164 votes (less than 0.01%) against and 38,327 abstentions.

•	Item 1.2: Consultative Vote on the Compensation Report. The shareholders endorsed (in a non-binding consultative vote) the Compensation Report for the year ended December 31, 2025. The shareholders approved this item with 908,827,340 votes (98.92% of all shares considered voted) in favor, 9,940,979 votes (1.08%) against and 30,077 abstentions.

•	Item 1.3: Vote on the Sustainability Report. The shareholders approved the Sustainability Report for the year ended December 31, 2025. The shareholders approved this item with 918,596,219 votes (99.99% of all shares considered voted) in favor, 65,184 votes (less than 0.01%) against and 136,993 abstentions.

•	Item 2: Appropriation of Available Earnings. The shareholders approved the proposal to carry forward the available earnings in the amount of CHF -2,582,111,991.22. The shareholders approved this item with 918,701,026 votes (99.99% of all shares considered voted) in favor, 40,249 votes (less than 0.01%) against and 57,121 abstentions.

•	Item 3: Discharge of the Board of Directors and of the Executive Management. The shareholders approved the discharge of all members of the Board of Directors and of the Executive Management from personal liability for their actions in the year ended December 31, 2025. The shareholders approved this item with 93,971,661 votes (91.19% of all shares deemed represented for purposes of this item) in favor, 9,075,830 votes (8.81%) against and 40,105 abstentions.

•	Item 4.1: Election of Members of the Board of Directors. The shareholders approved the re-election of Deirdre Mary Bigley, Breon Corcoran, John Andrew Doran, George Fleet, Pascal Keutgens, Carsten Koerl, William Kurtz, Rajani Ramanathan, Marc Walder and Jeffery W. Yabuki as directors, each for a term of office until the conclusion of the Annual General Meeting in 2027.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 904,383,174 votes (98.43% of all shares considered voted) in favor, 14,379,747 votes (1.57%) against and 35,475 abstentions.

o	The shareholders approved the re-election of Breon Corcoran with 918,737,358 votes (99.99% of all shares considered voted) in favor, 25,258 votes (less than 0.01%) against and 35,780 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 918,061,215 votes (99.92% of all shares considered voted) in favor, 700,789 votes (0.08%) against and 36,392 abstentions.

o	The shareholders approved the re-election of George Fleet with 910,540,573 votes (99.11% of all shares considered voted) in favor, 8,221,448 votes (0.89%) against and 36,375 abstentions.

o	The shareholders approved the re-election of Pascal Keutgens with 916,664,094 votes (99.77% of all shares considered voted) in favor, 2,097,912 votes (0.23%) against and 36,390 abstentions.

o	The shareholders approved the re-election of Carsten Koerl with 918,733,125 votes (99.99% of all shares considered voted) in favor, 28,316 votes (less than 0.01%) against and 36,955 abstentions.

o	The shareholders approved the re-election of William Kurtz with 905,603,934 votes (98.57% of all shares considered voted) in favor, 13,158,070 votes (1.43%) against and 36,392 abstentions.

o	The shareholders approved the re-election of Rajani Ramanathan with 905,595,952 votes (98.57% of all shares considered voted) in favor, 13,162,296 votes (1.43%) against and 40,148 abstentions.

o	The shareholders approved the re-election of Marc Walder with 916,653,308 votes (99.77% of all shares considered voted) in favor, 2,108,999 votes (0.23%) against and 36,089 abstentions.

o	The shareholders approved the re-election of Jeffery W. Yabuki with 918,721,759 votes (99.99% of all shares considered voted) in favor, 40,982 votes (less than 0.01%) against and 35,655 abstentions.

•	Item 4.2: Election of the Chair of the Board of Directors. The shareholders approved the re-election of Jeffery W. Yabuki as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting in 2027. The shareholders approved this item with 918,689,088 votes (99.99% of all shares considered voted) in favor, 71,644 votes (less than 0.01%) against and 37,664 abstentions.

•	Item 4.3: Election of the Members of the Compensation Committee. The shareholders approved the re-election of Deirdre Mary Bigley, John Andrew Doran, Pascal Keutgens, and Marc Walder as members of the Compensation Committee, each for a term of office until the conclusion of the Annual General Meeting in 2027.

o	The shareholders approved the re-election of Deirdre Mary Bigley with 905,025,638 votes (98.51% of all shares considered voted) in favor, 13,734,795 votes (1.49%) against and 37,963 abstentions.

o	The shareholders approved the re-election of John Andrew Doran with 918,701,999 votes (99.99% of all shares considered voted) in favor, 58,251 votes (less than 0.01%) against and 38,146 abstentions.

o	The shareholders approved the re-election of Pascal Keutgens with 917,284,790 votes (99.84% of all shares considered voted) in favor, 1,475,236 votes (0.16%) against and 38,370 abstentions.

o	The shareholders approved the re-election of Marc Walder with 917,286,672 votes (99.84% of all shares considered voted) in favor, 1,473,008 votes (0.16%) against and 38,716 abstentions.

•	Item 5.1: Approval of the Total Maximum Amount of Board Compensation. The shareholders approved the aggregate maximum amount of compensation of USD 3,000,000.00 (including employer social security and pension contributions) to be paid or awarded to the members of the Board of Directors for the term of office until the Annual General Meeting in 2027. The shareholders approved this item with 918,283,385 votes (99.95% of all shares considered voted) in favor, 471,620 votes (0.05%) against and 43,391 abstentions.

•	Item 5.2: Approval of the Total Maximum Amount of Executive Management Compensation. The shareholders approved the aggregate maximum amount of compensation for Executive Management of USD 40,000,000.00 (including employer social security and pension contributions) for the next financial year of the Company (i.e., January 1, 2027 to December 31, 2027). The shareholders approved this item with 909,578,073 votes (99.00% of all shares considered voted) in favor, 9,175,128 votes (1.00%) against and 45,195 abstentions.

•	Item 6: Election of Independent Proxy. The shareholders approved the re-election of the law firm Fürer Partner Advocaten, Frauenfeld, Switzerland as independent proxy for a term of office until the conclusion of the Annual General Meeting in 2027. The shareholders approved this item with 918,778,470 votes (99.99% of all shares considered voted) in favor, 13,799 votes (less than 0.01%) against and 6,127 abstentions.

•	Item 7.1: Election of Statutory Auditors. The shareholders approved the re-election of KPMG AG (CHE-106.084.881), Zurich, Switzerland, as statutory auditors for a term of office until the conclusion of the Annual General Meeting in 2027. The shareholders approved this item with votes totaling a nominal value of CHF 21,345,804.21 (99.98% of all shares considered voted) in favor, votes totaling a nominal value of CHF 3,481.40 (0.02%) against and CHF 190.90 abstentions.

•	Item 7.2: Election of Special Auditors. The shareholders approved the re-election of BDO AG (CHE-386.245.531), St. Gallen, Switzerland, as special auditors for audit services related to capital increases, capital reductions and related corporate actions for a term of office until the conclusion of the Annual General Meeting in 2027. The shareholders approved this item with 918,782,001 votes (99.99% of all shares considered voted) in favor, 13,395 votes (less than 0.01%) against and 3,000 abstentions.

•	Item 8: Capital Reduction. The shareholders approved the reduction of the share capital from CHF 31,175,736.41 by CHF 1,200,000 to CHF 29,975,736.41 by cancelling 120,000,000 class B voting shares, each with a par value of CHF 0.01 (“Class B Voting Shares”) held in treasury and using the reduction amount to eliminate the corresponding reserves for treasury shares. The shareholders approved this item with 918,750,246 votes (99.99% of all shares considered voted) in favor, 40,206 votes (less than 0.01%) against and 7,944 abstentions.

•	Item 9: Changes to the Articles of Association – Capital Band. The shareholders approved the reinstatement of the current article 3c of the Company's articles of association with the following modifications, effective as of the implementation of the capital reduction approved under Item 8 above:

o	extending the term of the capital band; and

o	authorizing the Board of Directors to effect capital reductions involving the cancellation of Class B Voting Shares.

The shareholders approved this item with 909,628,009 votes (99.00% of all shares considered voted) in favor, 9,160,703 votes (less than 1.00%) against and 9,684 abstentions.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Chief Legal Officer